September 12, 2024

Eric T. Jones
Chief Executive Officer
Thunder Mountain Gold, Inc.
11770 W. President Dr., Ste. F
Boise, Idaho 83713

        Re: Thunder Mountain Gold, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2023
            File No. 001-08429
Dear Eric T. Jones:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation